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                             November 30, 2020

       Brian Gu
       President
       XPENG INC.
       No. 8 Songgang Road, Changxing Street
       Cencun, Tianhe District, Guangzhou
       Guangdong 510640
       People   s Republic of China

                                                        Re: XPENG INC.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
23, 2020
                                                            CIK No. 0001810997

       Dear Mr. Gu:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Purnell at 202-551-3454 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing